success shouldn't be reserved for only people with deep pockets!

That's it! So, feel free to check out the page and find out more info and if you feel inclined, I'd love to have your support as we scale necoTECH!

Now for the lawyer stuff 😉

** We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

www.wefunder.com/necoTech



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